# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Talkspace, Inc., CIK 0001803901
CUSIP: 87427V103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 622 Third Avenue, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-040154
Filed by CIK 0001772583

## Reporting persons
- Norwest Venture Partners XIII, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Genesis VC Partners XIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NVP Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jeffrey Crowe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Promod Haque: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jon Erik Kossow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Talkspace, Inc.
Address of issuer's principal executive offices: 622 Third Avenue, NEW YORK, NY, 10017.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Norwest Venture Partners XIII, LP ("NVP XIII")
Genesis VC Partners XIII, LLC ("Genesis XIII")
NVP Associates, LLC ("NVP Associates")
Jeffrey Crowe ("Crowe")
Promod Haque ("Haque")
Jon E. Kossow ("Kossow")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
1300 El Camino Real, Suite 200
Menlo Park, CA 94024
Citizenship:
NVP XIII Delaware
Genesis XIII Delaware
NVP Associates Delaware
Crowe United States
Haque United States
Kossow United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

Genesis XIII is the general partner of NVP XIII, NVP Associates is the managing member of Genesis XIII and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIII, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on May 15, 2025).

## Signatures
- Norwest Venture Partners XIII, LP: /s/ Matthew De Dominicis, Chief Financial Officer (05/15/2026)
- Genesis VC Partners XIII, LLC: /s/ Matthew De Dominicis, Chief Financial Officer (05/15/2026)
- NVP Associates, LLC: /s/ Matthew De Dominicis, Chief Financial Officer (05/15/2026)
- Jeffrey Crowe: /s/ Matthew De Dominicis, Matthew De Dominicis, as Attorney-in-fact for Jeffrey Crowe (05/15/2026)
- Promod Haque: /s/ Matthew De Dominicis, Matthew De Dominicis, as Attorney-in-Fact for Promod Haque (05/15/2026)
- Jon Erik Kossow: /s/ Matthew De Dominicis, Matthew De Dominicis, as Attorney-in-fact for Jon E. Kossow (05/15/2026)